February 27, 2019

Allan Jones
Chief Financial Officer
Emaginos, Inc.
13428 Maxella Avenue, #144
Marina Del Rey, California 90292

       Re: Emaginos, Inc.
           Amendment No. 2 on Registration Statement on Form S-1
           Filed February 19, 2018
           File No. 333-228248

Dear Mr. Jones:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 6, 2019 letter.

Amendment to Form S-1 filed on November 7, 2018

Audited Financial Statements for the Years Ended December 31, 2017 and 2018, page F-1

1. When updating your audited financial statements for the year ended December 31, 2018, please discontinue presenting them on the letterhead of of your outside auditor as they are the responsibility of the Company's management.
Item 15. Recent Sales of Unregistered Securities, page II-1

2. Please specify the exemption from registration that the Company relied upon for each reported sale.
 Allan Jones
Emaginos, Inc.
February 27, 2019
Page 2
Exhibit 23.1, Consent of Independent Auditors Report, page II-2

3. Please have your auditor revise their consent to indicate the correct date of their report, the correct amendment number and date of the Registration Statement, and the Registration
      No. of the Form S-1. They should also revise their consent to remove the language "the incorporation by reference therein of" as their report is not incorporated by reference.
General

4. Please update your financial statements for the year ended December 31, 2018 as well as throughout your registration statement. Refer to Rule 3-12 of Regulation S-X.
        You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Robert
S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas,
Attorney Advisor, at (202) 551-3436 or Larry Spirgel, Assistant Director, at
(202) 551-3810 with
any other questions.



                                                             Sincerely,
FirstName LastNameAllan Jones
                                                             Division of
Corporation Finance
Comapany NameEmaginos, Inc.
                                                             Office of
Telecommunications
February 27, 2019 Page 2
cc:       Lee Cassidy. Esq.
FirstName LastName